April 26, 2011

Ms. Lisa Etheredge
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4631
Phone Number: (202) 551-3424
Fax Number:  (713) 813-6968

Re:	Vertex Energy, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the period ended September 30, 2010
File No. 0-53619

Dear Ms. Etheredge,

Vertex Energy, Inc. (the “Company”, “Vertex Energy,” “we,” and “us”) has the following responses to your March 17, 2011 comment letter:

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

Item 1.  Financial Statements

Note 9 – Licensing Agreement, page F-10

1.           We note your responses to comment one from our letter dated February 28, 2011.

Please address the following:

•
It is not clear from your valuation report that the valuation firm appropriately valued the licensing agreement.  It appears that costs of constructing the prototype were included in the valuation of the patent and intellectual property of the process.  Those costs are already included in the valuation of the actual equipment used in the process and should not be included in the valuation of the licensing agreement.  Based on the value of the tangible assets presented in Exhibit 3 of the valuation report, and the valuation expert’s method of valuing the licensing agreement, it appears very little value should be assigned to the licensing agreement.  Furthermore, we note that the valuation report does not assign any value to the utilization of the licensing agreement outside its current use at CMT’s location.  Please reassess the appropriate valuation of this licensing agreement.

•	We note that you continue to believe that it is appropriate to amortize the licensing agreement over 15 years and have the following comments in this regard:
o
As indicated on page 6 of the valuation report, while you have the ability to utilize the licensing agreement outside its current use at CMT’s location, it was not possible to forecast any such future cash flows that might be generated from such uses.

o	It appears that in order to use the technology at another location, you would incur significant costs to purchase the underlying equipment and have it installed at a new location.
o
It is unclear from your response whether the useful lives of assets from comparable biofuel companies who utilize similar technology relate to their tangible plant assets or the underlying technology.  In this regard, it is unclear how any similar technology would have an appropriate useful life of 30 or 50 years.

o	It is unclear from your response how the useful life of the underlying finished product has any bearing on the useful life of the underlying technology to produce the finished product.
o	It is unclear from your response if the “investments” of large scale refiners relate to their tangible or intangible assets.

RESPONSE:

•
We plan to provide you supplementally (in order to request confidential treatment) a revised valuation report specifically for the “TCEP License” based on the approach of looking at just the TCEP License.  The revised valuation report addresses valuation of the TCEP License and more specifically, at the current operating facility in Baytown, Texas.  As summarized on page 2 of the revised valuation report, the value attributed solely to the TCEP License is greater than the value the Company attributed to such license.  Based on the revised valuation report, the Company believes that the license is fairly valued at $1,873,028 as of  March 31, 2011.

•
In our original modeling we elected not to forecast additional locations as we had not selected specific future locations and our current focus was on the current operations; however in the revised valuation report, consideration was given to a second location.

•
As you referenced, we believe that we will incur significant costs to purchase the underlying equipment and associated assets and facilities for the TCEP process at a new location and as such we believe the valuation firm used a reasonable estimate in their calculations for this investment.

•
In our opinion in this situation, the Technology (License) is the asset that holds the value, which is substantially similar to the process used by a biodiesel plant or facility to produce its finished product. We believe our license is similar to those processes and assets which are biodiesel facilities.

•
We chose to make a comparison between the historical demand for the finished product and the License. We believe the product is sold to a very stable market and that there will be demand for this product for many years to come, more than likely in the range of 15-30 plus years and as such, thus the License will have a useful life as an asset for at least 15 years.

Based on our above concerns, please reassess the appropriateness of amortizing your license agreement over 15 years rather than over the period of the operating agreement with CMT.

We determined the license to have a 15 year useful life. We further asked a valuation firm to review what a reasonable time period should be to amortize a license such as TCEP.  The Valuation report indicates a reasonable life for this type of asset to be between 15 to 20 years. Based on our assessment and the Valuation report, we still believe the 15 year useful is appropriate and in accordance with FASB ASC 350-30-35

•
We note that you have capitalized an additional $300,000 during 2009 and $260,401 during the nine months ended September 30, 2010 to your licensing agreement related to payments you made to CMT.  We note that these costs relate to hard/physical assets purchased by and retained by CMT.  Based on the Operating and Licensing Agreement filed as Exhibit 10.4 to your  Form 8-K/A filed June 26, 2009, these costs appear to be part of your consideration for services rather than the consideration for the license to use the technology.  In this regard, we note that Section VII.2 of the Operating and Licensing Agreement stipulates that you will pay CMT the documented R&D costs of up to a maximum of $1.4 million dollars for the licensing agreement.  With reference to the terms of this agreement, as well as the appropriate GAAP literature you relied on, please reassess the need to expense these payments as operating costs under the Operating and Licensing Agreement.

RESPONSE:

The recent costs that were capitalized were for improvements to the process that have resulted in the increased productivity of the process, as evidenced by higher output at a reduced per gallon cost. Although not clearly stated in the Operating and Licensing Agreement, we agreed with CMT at the time we entered into the Operating and Licensing Agreement to pay additional costs associated with the license if approved by us. This understanding was agreed to since we knew there would be additional costs for process improvements and anticipated paying those costs at that time. We follow ASC 350 350-30-30-1 in recording these costs. ASC 350-30-30-1 states: “An intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination) shall be initially measured based on the guidance included in paragraphs 805-50-15-3 and 805-50- 30-1 through 30-4.” We recorded our actual costs for the license. We are currently contemplating amending the Operating and Licensing Agreement to better reflect the understandings of the parties (including the fact that additional costs associated with the license would be paid by us, if agreed – which we have agreed to pay – which is not clearly stated in the Operating and Licensing Agreement) and to clarify that the term of the license is perpetual and does not expire when the Operating Agreement portion of the Operating and License Agreement expires, which is not clear in the current form of Operating and Licensing Agreement.

At such time as any additional costs no longer contribute to the improvement to the process efficiency, the costs will be treated as operating expenses and expensed in the period incurred.  In determining whether to expense or capitalize an investment, one of the criteria management looks at is whether the expenditure is expected to benefit the Company in future periods, if the answer is yes then we generally capitalize the item.  In this situation these additional investments will be providing future benefit to the Company on an on-going basis. We do not expect significant future capitalized costs to the license.

2.
Notwithstanding our above comment regarding the appropriateness of your accounting for your licensing agreement, please provide us the following information so that we may more fully understand your Step 1 impairment analysis:

•	Describe the assumptions and methodologies used to develop your analysis, including how you determined the residual value of the intangible asset.
•
Tell why your analysis does not take into account revisions to your September 2009 assumptions as a result of your actual experiences through September 30, 2010. For example, it appears that your actual results reflect a lower pricing discount than anticipated prior to acquisition of the intangible.  Substantiate the appropriateness of your assumptions for your projections for 2011 and onward despite not having achieved the projections for 2009 and 2010.  In this regard, please quantify for us the nature of the improved gross margins in the 4th quarter of 2010 and the 1st quarter of 2011 you refer to in your response.

•	Clarify why you are including estimated cash flows for 2009 and a full year of 2010 in your analysis as of September 30, 2010.
•	Clarify why you have assumed very little capital expenditures in your analysis, despite having paid CMT significant amounts after acquiring the licensing agreement.

Based on our above noted concerns, please address the need to revise your Step 1 impairment analysis.

•	The assumptions used to develop our DCF model which was sent previously and Impairment analysis are as follows:

We made assumptions based on the Commodity Futures price index per barrel (bbl.) of Crude Oil and applied a discount against this value to come up with a price per bbl. that we expect to receive for our finished product.  The cost for feedstock was done in a similar fashion as was the processing costs we expect to incur in future periods on a per bbl. throughput basis.  The current processing costs being incurred are higher than what we are using; however we have seen great improvement each month which is getting us very close to these assumptions. We have improved our processing costs from $0.66 per gallon for the period from inception of the process in August 2009 through September 2010 to $0.34 per gallon in the 4th quarter of 2010, and $0.38 per gallon in the first quarter of calendar 2011.  Using these inputs we derived the expected future cash flows that the Company will receive from the TCEP process.  From the Future Cash Flows using the inputs in our previously provided analysis we then determined a Residual Value associated which took into account a multiple of 3.7 times Cash Flows.  We discounted this 16% and then calculated the Present Value of the Residual Value to be: $3,096,830.

•
We have not adjusted our forecasts based on the actual results during 2009 and the first three quarters of 2010 because we feel we needed a few more periods of improved results to confirm that we are at the point that our product is at commercial grade.

•
We have included very little additional capital on a go forward basis because we are confident that the majority of the capital expenditures/improvements are complete and that we will not be incurring substantial capital investments as we move forward.  Based on these factors disclosed we do not feel there is a need to revise our Step 1 impairment analysis at this time.

We have supplementally supplied (to request confidential treatment) you an Income Statement representing the most recent six months of performance for the TCEP operations.

/s/ Chris Carlson
Chris Carlson
Chief Financial Officer